SCOUT EXPLORATION, INC.
3550 Quesnel Drive
Vancouver, B.C., Canada V6L 2W6
Phone: (604) 738-9442

August 30, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: 1933 Act Filing Desk

Re: Acceleration Request

Scout Exploration, Inc. - Registration Statement on Form SB-2
File No. 333- 136474

Ladies and Gentlemen:

Scout Exploration, Inc., as the registrant of the above-captioned registration statement (“Filing”), hereby respectfully requests that the Filing be permitted to become effective at 4:00 p.m., Washington, D.C. time, on September 1, 2006, or as soon thereafter as is practicable.

We acknowledge that

  should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
  we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our corporate counsel, Thomas E. Stepp, Jr., of Stepp Law Group, a professional corporation, at (949) 660-9700, of any questions.

Very truly yours,

/s/ Kathleen Scalzo

Kathleen Scalzo, President

cc: Suzanne Riley
Securities and Exchange Commission
Division of Corporation Finance
Via Fax (202-772-9206)